Exhibit 99.2

Amendment Agreement

This Amendment Agreement (this “Amendment”), dated as of March 28, 2023, is made by and among Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, in its capacity as a holder of Notes and as Collateral Agent (“Holder”), Genius Group Limited, a Singapore public limited company (the “Company”) and the guarantors executing this Amendment (the “Guarantors”).

Whereas, the Company and the Holder entered into that certain Securities Purchase Agreement (as amended on January 27, 2023, the “Securities Purchase Agreement”), dated August 24, 2022, pursuant to which the Holder acquired the senior secured convertible note due February 26, 2025, in the aggregate original principal amount of $18,130,000 (the “Note”);

WHEREAS, Holder claims that the Company is in breach of its obligations under the Note (the “Breach”); and

WHEREAS, on February 27, 2023, the Company filed a lawsuit against Holder, its management company, and its managing member, styled Genius Group Limited, Plaintiff vs. ALTO OPPORTUNITY MASTER FUND, SPC SEGREGATED MASTER PORTFOLIO B; AYRTON CAPITAL, LLC; and WAQAS KHATRI, Defendants, Case 1:23 cv-01639 (the “Lawsuit”);

WHEREAS, the Company claims in the Lawsuit that the Note is void ab initio; and

Whereas, the parties hereto now desire to resolve their disputes and make certain amendments to the Securities Purchase Agreement and the Note subject to the terms and conditions of this Amendment.

Now, therefore, in consideration of the premises set forth above and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Definitions. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings given such terms in the Securities Purchase Agreement or the Note, as applicable.

2.	Amendment to the Note. The Note is hereby amended as set forth in Exhibit A hereto, including to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text). Each reference to the Note in the Transactions Documents shall be deemed to be a reference to the Note as amended hereby. In the event that the Company breaches the terms of Sections 10, 11(a) Section 12(a) or 19 of this Amendment or there is any Conversion Failure with respect to the Reduced Conversion Amount or the Company otherwise fails to timely deliver freely tradable Ordinary Shares (free from any restrictive legends) with respect to any conversion of any part of the Reduced Conversion Amount (collectively, a “Material Breach”), the amendments to the Note pursuant to this Section 2 shall be void ab initio and the Note shall be in full force and effect as written immediately prior to giving effect to this Section 2.

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3.	Amendment to the Securities Purchase Agreement. The Securities Purchase Agreement is hereby amended as set forth in Exhibit B hereto, including to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text). Each reference to the Securities Purchase Agreement in the Transactions Documents shall be deemed to be a reference to the Securities Purchase Agreement as amended hereby. In the event of a Material Breach, the amendments to the Securities Purchase Agreement pursuant to this Section 3 shall be void ab initio and the Note shall be in full force and effect as written immediately prior to giving effect to this Section 3.

4.	Voluntary Reduction of Conversion Price. Pursuant to Section 7(f) of the Note, at any time on and after the date hereof, with respect to any conversion, in whole or in part, of up to an aggregate of $4,124,900.00 in Conversion Amount of the Note (the “Reduced Conversion Amount”), in connection with the delivery by the Holder to the Company of a Conversion Notice that includes, in whole or in part, a conversion of any Reduced Conversion Amount, the Company hereby elects, and the Holder hereby consents to, the irrevocable reduction of the Conversion Price with respect to such Reduced Conversion Amount in any such Conversion Notice to $0.3173. The Company agrees that it may not redeem or prepay the Reduced Conversion Amount pursuant to Section 10 of the Note or otherwise. Notwithstanding anything to the contrary in the foregoing, the Conversion Price is reduced to $0.3173 only with respect to the Reduced Conversion Amount and does not otherwise act as a price reduction or ratchet for any other reason under the Note or the Securities Purchase Agreement.

5.	Blocked Account. Holder agrees to authorize the release of one-fifth of the Blocked Cash from the Blocked Account (the “Release Amount”) on the date of this Amendment and an additional Release Amount from the Blocked Account every nine (9) Trading Days after the date hereof until the amount of Blocked Cash has been reduced to zero; provided, however, in any case, at such time that the Holder converts the entire Reduced Conversion Amount, all of the resulting Conversion Shares have been delivered to the Holder by the Company and the Holder has sold all of such Conversion Shares, then the Holder will promptly authorize the release of all the remaining Blocked Cash. Notwithstanding the foregoing, in no event shall the Holder be required to authorize the release of any Blocked Cash during any time that a Conversion Failure has occurred and is continuing, the Company has otherwise not timely honored any outstanding Conversion Notice, the Company breaches this Amendment in a material respect, or at any time that an Event of Default under Sections 4(a)(iv), (vi), (vii), (ix), (x), (xi), (xviii) of the Note (the “Specified Defaults”) has occurred and is continuing.

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6.	Subsequent Financing. From the date hereof until the Lock-Up Termination Date (as defined below), neither the Company nor any Subsidiary shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Ordinary Shares Convertible Securities or Options or (ii) file any registration statement or amendment or supplement thereto other than with the prior written consent of the Holder. For purposes hereof, “Lock-Up Termination Date” means the earlier of (x) the trading day subsequent to the date that the aggregate cumulative trading volume of the Ordinary Shares on the Principal Market (during the Principal Market’s regular trading hours) measured from the trading day after the date of this Amendment exceeds 90,000,000 Ordinary Shares and (y) the forty-sixth (46th) Trading Day after the date of this Amendment; provided, however, if the Company fails, for any reason or no reason, to timely honor any Conversion Notice tendered by the Holder after the date of this Amendment or if one of the Specified Defaults occurs, then the Lock-Up Termination Date shall be extended to the 45th Trading Day following the date that Holder has submitted Conversion Notices for the entire Reduced Conversion Amount and the Company has delivered to the Holder all of the Conversion Shares issuable pursuant to such Conversion Notices.

7.	Installments. The Company hereby elects an Installment Redemption with respect to each Installment Date after the date of this Amendment and Holder shall not require delivery of an Installment Notice with respect to any Installment Date after the date hereof. The foregoing election shall be irrevocable unless otherwise mutually agreed by the Company and the Holder in writing (which may be by e-mail communication).

8.	Acknowledgements. The Company and each Guarantor acknowledges, agrees, represents and warrants as follows:

(a)	The Securities Purchase Agreement, the Notes and the other Transaction Documents, in each case as amended hereby, are legal, valid, binding and enforceable against the Company and the Guarantors in accordance with their respective terms.

(b)	The Company’s and each Guarantor’s respective obligations under the Transaction Documents, as amended hereby, are not subject to any setoff, deduction, claim, counterclaim or defenses of any kind or character whatsoever.

(c)	The Holder and the Collateral Agent have valid, enforceable and perfected security interests in and liens on the Collateral (as defined in the Security Agreement), as to which there are no setoffs, deductions, claims, counterclaims, or defenses of any kind or character whatsoever.

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(d)	Except as previously disclosed to the Holder in writing, the Company represents and warrants that (x) no Event of Default under the Notes has occurred and is continuing and (y) each of the Company’s representations and warranties set forth in the Securities Purchase Agreement are true and correct as if made on the date of this Amendment.

(e)	Pursuant to Rule 144 promulgated under the Securities Act, the holding period of the Note, and any Conversion Shares issued thereunder, began on August 26, 2022. The Company agrees not to take a position contrary to this paragraph.

9.	Rule 144. It is the intention of the Holder and the Company that the Rule 144 holding periods for the Ordinary Shares issuable upon conversion of the Note will tack to, and run from, the Closing Date (August 26, 2022), and the Company hereby acknowledges such tacking (the “Hold Period Tacking”). The Company shall cause its outside legal counsel to provide an opinion of counsel confirming the Hold Period Tacking of such holding periods regarding the Note as amended hereby and that, so long as the Company has complied with the public information requirements of Rule 144 and the Holder is not an “affiliate of the Company, all Ordinary Shares issuable upon conversion of the Note may be issued without restrictive legends (the “Tacking Opinion”). As a condition precedent to the effectiveness of Sections 2, 3 and 5 of this Amendment, the Company shall provide the Tacking Opinion, signed by Company’s counsel, to Holder and the Company’s transfer agent and an instruction letter of the Company to its transfer agent instructing such transfer agent that it may rely on the Tacking Opinion and that it is authorized to issued Ordinary Shares issuable upon conversion of the Note without restrictive legends. Once delivered, the Company shall ensure that such Tacking Opinion is not revoked, rescinded or modified in any respect.

10.	Dismissal of Lawsuit. No later than two (2) business days after the date of this Amendment, the Company shall cause its counsel to execute and file a stipulation in the form set forth in Exhibit C seeking an order from the United States District Court for the Southern District of New York dismissing with prejudice in its entirety against all defendants in the action styled Genius Group Limited, Plaintiff vs. ALTO OPPORTUNITY MASTER FUND, SPC SEGREGATED MASTER PORTFOLIO B; AYRTON CAPITAL, LLC; and WAQAS KHATRI, Defendants, Case 1:23 cv-01639.

11.	Non-Disparagement.

(a)	The Company, on behalf of itself, its officers, directors and employees, agrees that it will not at any time make, publish or communicate to any person or entity, any Disparaging (defined below) remarks, comments or statements concerning Holder, its affiliates and/or principals, including but not limited to, Ayrton Capital LLC, Holder’s investment manager, and Waqas Khatri, its managing member, or (ii) their partners, members, employees or personnel. For purposes of this Agreement, “Disparaging” remarks, comments or statements are those that impugn, or threaten to impugn, the character, honesty, integrity, morality, legality, business acumen or abilities of the individual or entity being disparaged. Disparaging remarks shall expressly include, but not be limited to, any suggestion that Holder violates or operates in contravention of federal or state securities laws, that it is an unregistered broker-dealer, that its agreements are void or invalid, or any other remark, comment or statement that undermines Holder’s reputation. The Company further agrees that it should be jointly and severally liable under this Section 11(a) for any Disparaging remarks, comments or statements of its officers, directors and/or employees.

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(b)	The Holder, on behalf of itself, its officers, directors and employees, agrees that it will not at any time make, publish or communicate to any person or entity, any Disparaging remarks, comments or statements concerning the Company, its affiliates and/or principals, including but not limited to Erez Simha or Roger James Hamilton, or the Company’s officers, directors, employees or personnel. Notwithstanding anything to the contrary herein, remarks, comments or statements made by Holder to its investors or in connection with its investments, or to other individuals in response to inquiries about the Ayrton Claims in the ordinary course of Holder’s business, shall not be deemed Disparaging. The Holder further agrees that it should be jointly and severally liable under this Section 11(b) for any Disparaging remarks, comments or statements of its officers, directors and/or employees.

12.	Release.

(a)	In further consideration of the Holder’s execution of this Amendment, the Company, on behalf of itself and its successors, assigns, parents, Subsidiaries, Affiliates, officers, directors, employees, agents and attorneys, hereby forever, fully, unconditionally and irrevocably waives and releases Waqas Khatri, Ayrton Capital LLC, the Holder and each of their respective successors, assigns, parents, subsidiaries, affiliates, officers, directors, employees, attorneys and agents (collectively, the “Ayrton Releasees”) from any and all claims, liabilities, obligations, debts, causes of action (whether at law or in equity or otherwise), defenses, counterclaims, setoffs, of any kind, whether known or unknown, whether liquidated or unliquidated, matured or unmatured, fixed or contingent, directly or indirectly arising out of, connected with, resulting from or related to any act or omission by any Ayrton Releasee, on or prior to the date hereof, with respect to the Transaction Documents, the transactions contemplated thereby or any enforcement or attempted enforcement of the Transaction Documents by any Ayrton Releasee and any transactions in the Ordinary Shares effected by any Ayrton Releasee. (collectively, the “Ayrton Claims”). Notwithstanding anything to the contrary herein, all of the claims asserted in the Lawsuit and all of the claims contained in the draft amended complaint circulated by counsel for the Company on March 10, 2023, including to the extent such claims arise out of the conduct of an Ayrton Releasee occurring at any time after the date hereof, shall be considered Ayrton Claims and released as against the Ayrton Releasees forever. For clarity, the Ayrton Claims do not include, and the Company does not release, claims for any breach by any Ayrton Releasee of Section 11(b) occurring after the date hereof. The Company further agrees that it shall not commence, institute, or prosecute any lawsuit, action or other proceeding, whether judicial, administrative or otherwise, to prosecute, collect or enforce any Ayrton Claim.

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(b)	In further consideration of the Company’s execution of this Amendment, and provided the Company’s compliance with the terms of this Amendment Agreement, the Holder, on behalf of itself and its successors, assigns, parents, Subsidiaries, Affiliates, officers, directors, employees, agents and attorneys, hereby forever, fully, unconditionally and irrevocably waives and releases the Company and each its successors, assigns, parents, subsidiaries, affiliates, officers, directors, employees, attorneys and agents (collectively, the “Company Releasees”) from any and all claims, liabilities, obligations, debts, causes of action (whether at law or in equity or otherwise), defenses, counterclaims, setoffs, of any kind, whether known or unknown, whether liquidated or unliquidated, matured or unmatured, fixed or contingent, directly or indirectly arising out of, connected with, resulting from or related to any act or omission by any Company Releasee, on or prior to the date hereof, with respect to any breach or violation of the Transaction Documents occurring prior to the date hereof (collectively, the “Company Claims”). Notwithstanding anything contained herein to the contrary, the foregoing release is not a general release of any Company Releasee’s obligations under the Transaction Documents, all of which remain in full force and effect, and Holder does not release, and the Company Claims do not include, each Company Releasee’s payment and/or performance of the Transaction Documents in accordance with their terms or any claims or causes of action for breaches or violations of the Transaction Documents arising after the date hereof (collectively, the “Excluded Claims”). The Holder further agrees that it shall not commence, institute, or prosecute any lawsuit, action or other proceeding, whether judicial, administrative or otherwise, to prosecute, collect or enforce any Company Claim. For clarity, nothing herein shall prevent the Holder from commencing, instituting or prosecuting any lawsuit, action or other proceeding, whether judicial, administrative or otherwise, to prosecute, collect or enforce any Excluded Claim, including with respect to the enforcement of this Amendment Agreement. The Company further acknowledges that any breach of this Amendment Agreement shall entitle Holder to pursue damages resulting from the Company’s original Breach.

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13.	Registration Rights Agreement. The parties agree that so long as there is no Public Information Failure, the Company is issuing Conversion Shares without restrictive legends as required by Section 4.1(c) of the Securities Purchase Agreement and the Company is not an issuer of the type described in paragraph (i) of Rule 144, then the Company shall not be required to file, and/or keep effective, any Registration Statement pursuant to the Registration Rights Agreement. The parties further agree that any reference to the “Alternate Conversion Price” in the Registration Rights Agreement shall be replaced with the “Closing Sale Price.”

14.	No Waivers, Modifications. Except for the amendments and waivers expressly set forth herein, nothing contained in this Amendment shall be deemed or construed to amend, supplement, modify or waive any other provisions of the Transaction Documents or otherwise affect the rights and obligations of any party thereto, all of which remain in full force and effect.

15.	Transaction Document. The parties hereto hereby agree that the term “Transaction Documents” shall be deemed to include this Amendment, as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, for purposes of the Securities Purchase Agreement and all Transaction Documents, as amended by this Amendment.

16.	Successors and Assigns. This Amendment shall inure to the benefit of and be binding upon the Company, the Guarantors and the Holder, and each of their respective successors and assigns.

17.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York. The parties agree that the state and federal courts located in New York County, New York shall have exclusive jurisdiction over any action, proceeding or dispute arising out of this Amendment and the parties submit to the personal jurisdiction of such courts.

18.	Counterparts. This Amendment may be executed in any number of counterparts, all of which shall constitute one and the same agreement, and any party hereto may execute this Amendment by signing and delivering one or more counterparts. Delivery of an executed counterpart of this Amendment electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Amendment.

19.	Disclosure, Social Media and Press Releases .

(a)	The Company will disclose the material terms of this Amendment and the transactions contemplated hereby and thereby and attaching this Amendment as an exhibit thereto by not later than 9:00 a.m. on March 29, 2023, or such earlier time as may be required by law, by means of a Report of a Foreign Private Issuer on Form 6-K filed with the Commission, which shall be subject to review and comment by the Holder (the “Form 6-K”). In addition, the Company shall issue the press release attached hereto as Exhibit D by no later than 9:00 a.m. on March 29, 2023 (the “Press Release”). Upon the filing of such Press Release and such Form 6-K, the Company represents to the Holder that it shall have publicly disclosed all “material, non-public information” delivered to any of the Holder by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated hereby. Other than the Press Release and the Form 6-K the Company shall not make any other public announcement or public statement regarding this Amendment or the transactions contemplated hereby, except for disclosures required to be included in reports filed with the Commission which disclosures shall be consistent with Form 6-K and the Press Release.

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(b)	Except for any link to the Press Release described in Section 19(a) above, within one day of execution of this Amendment, the Company, its officers, executives, agents and/or employees, including Roger Hamilton, will delete (and refrain from making in the future) any and all references to Ayrton and/or the Lawsuit (including the allegations and claims therein and as amended) on Twitter and/or any other public or private account or platform of any kind, which includes Mr. Hamilton’s tweets on the following dates and times:

(i)	March 1, 2023 at 7:27am

(ii)	March 1, 2023 at 7:28am

(iii)	March 1, 2023 at 7:29am

(iv)	March 1, 2023 at 7:31am

(v)	March 6, 2023 at 7:18am

(c)	The Company will immediately, but in no case later than two (2) business days of the execution of this Amendment, withdraw any and all press releases and filings concerning the Lawsuit, its amendment, or with any reference thereto (except for any link to the Press Release described in Section 19(a) above), including from all public relation sources used by the Company and the SEC’s EDGAR system, respectively.

20.	Expense Reimbursement. The Company will reimburse the Holder for the fees of legal counsel in amount equal to $150,000.

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In witness whereof, the parties hereto have executed this Amendment as of the date first above written.

Company:

Genius Group Limited, as Company

By
Name:
Title:

Guarantors:

University Of Antelope Valley, Inc., a California corporation, as a Guarantor

By
Name:
Title:

Property Investors Network Ltd., a United Kingdom private limited company, as a Guarantor

By
Name:
Title:

Mastermind Principles Limited, a United Kingdom private limited company, as a Guarantor

By
Name:
Title:

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E-Squared Education Enterprises (Pty) Ltd, a South African private limited company, as a Guarantor

By
Name:
Title:

Wealth Dynamics Pte Ltd, a Singapore private limited company, as a Guarantor

By
Name:
Title:

Entrepreneur Resorts Limited, a Seychelles public listed company, as a Guarantor

By
Name:
Title:

Geniusu Ltd, a Singapore private limited company, as a Guarantor

By
Name:
Title:

Entrepreneur Resorts Pte Limited, a Singapore private limited company, as a Guarantor

By
Name:
Title:

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Pt. Bali Xl Vision Villa,
an Indonesian company, as a Guarantor

By
Name:
Title:

Tau Game Lodge (Pty) Ltd, a South African private limited company, as a Guarantor

By
Name:
Title:

Malta Game Lodge (Pty) Ltd, a South African private limited company, as a Guarantor

By
Name:
Title:

Education Angels In Home Childcare Limited, a New Zealand private limited company, as a Guarantor

By
Name:
Title:

Genius Group Usa Inc., a Delaware corporation, as a Guarantor

By
Name:
Title:

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Genius Central Singapore Pte Ltd., a Singapore private limited company, as a Guarantor

By
Name:
Title:

Talent Dynamics Pathway Pty Ltd, a United Kingdom private limited company, as a Guarantor

By
Name:
Title:

Holder:

Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B,
as a Holder and Collateral Agent

By
Name:
Title:

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